EXHIBIT 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

CLARIFICATION ANNOUNCEMENT

IN RELATION TO PREMIUM INCOME

Reference is made to the announcement (the “Announcement”) published by China Life Insurance Company Limited (the “Company”) at 4:33 p.m. on 13 March 2023.

The Company would like to clarify that the accumulated premium income of the Company for the period from 1 January 2023 to 28 February 2023 should be approximately RMB245.9 billion, instead of RMB241.2 billion as stated in the Announcement.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 13 March 2023

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie